UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 11-K
_________________________________________________________

(Mark One)
☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

___________________________________________________________________

Commission file number: 001-10898
___________________________________________________________________

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

___________________________________________________________________

Horace Mann 401(k) Plan
___________________________________________________________________

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

___________________________________________________________________

Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, IL 62715
___________________________________________________________________

REQUIRED INFORMATION
Financial Statements | Item 4
In lieu of the requirements of Items 1-3, audited financial statements and supplemental schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal year ended December 31, 2020 and 2019, and for the year ended December 31, 2020, and are presented on pages 2 through 13.

Horace Mann 401(k) Plan

Financial Statements and Supplemental Schedule
As of December 31, 2020 and 2019, and for the year ended December 31, 2020 with
Report of Independent Registered Public Accounting Firm

Horace Mann 401(k) Plan

Financial Statements and Supplemental Schedule
As of December 31, 2020 and 2019, and for the year ended December 31, 2020

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Horace Mann 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Horace Mann 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
KPMG LLP
We have served as the Plan’s auditor since 2005.
Chicago, Illinois
June 25, 2021

1

Horace Mann 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:
Investments at fair value	$225,676,808	$202,982,928

Receivables:
Employer contributions	245,121	—
Notes receivable from participants	2,717,302	3,184,060
Total receivables	2,962,423	3,184,060

Accrued interest	55,225	80,371
Total assets	$228,694,456	$206,247,359

Liabilities:
Accrued administrative expenses	116,190	172,001
Net assets available for benefits	$228,578,266	$206,075,358

See accompanying notes to financial statements.

2

Horace Mann 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions:
Investment income:
Net appreciation in fair value of investments	$28,584,321
Interest	1,112
Dividends	1,246,606
Total investment income	29,832,039

Interest income on notes receivable from participants	145,280

Contributions:
Employer	7,811,851
Participants	8,700,786
Rollover	730,791
Total contributions	17,243,428
Total additions	47,220,747

Deductions:
Benefits paid to participants in cash	24,420,843
Common stock distributed to participants at fair value	47,601
Administrative expenses	249,395
Total deductions	24,717,839
Net increase	22,502,908

Net Assets Available for Benefits:
Beginning of year	206,075,358
End of year	$228,578,266

See accompanying notes to financial statements.

3

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019

(1) General Plan Information
(a) Description of the Plan
The Horace Mann 401(k) Plan (Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC is also the Plan Administrator. HMSC and HMEC are collectively referred to herein as the Company. The following brief description of the Plan is provided for general information purposes. Participants should refer to the actual Plan document or the employee summary plan description for additional information.
The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan document was amended and restated effective January 1, 2019 to reflect the Company’s acquisitions of Benefit Consultants Group, Inc. (BCG) and NTA Life Enterprises, LLC (NTA). BCG was acquired on January 2, 2019 and NTA was acquired on July 1, 2019. As a result of these acquisitions, BCG’s and NTA’s 401(k) plans were terminated and their participants became fully eligible to participate in the Plan and were provided the option to roll their account balances into the Plan which would preserve their prior participation and vesting.
The Plan document was amended and restated effective January 1, 2020 to add annual Company match true-up contributions to the Plan. Participants receive a “true-up” contribution following the end of each Plan year as necessary to ensure that each participant’s employer contribution account has been allocated matching contributions for the Plan year in the amount provided for in Section 4.1(e) of the Plan document, regardless of whether the participant is still employed with the Company on the last day of a Plan year. The true-up is based on a participant’s annual compensation and total employee contributions and is credited by the end of the first calendar quarter following the end of a Plan year. During the first calendar quarter of 2021, the Company contributed $245,121 of match true-ups related to 2020 Plan year.
Effective March 30, 2020, the State Street Target Retirement Fund merged into the State Street Target Retirement Income Fund, and the State Street Target Retirement 2065 Fund was added as an investment option.
Effective April 1, 2020 several changes were made to the Plan’s investment options to provide participants with lower cost share classes. The iShares US Aggregate Bond Index Fund, iShares S&P 500 Index Fund, iShares Russell Small/Mid Cap Index Fund, and State Street Target Retirement Funds were moved to State Street’s collective Investment Trusts (CITs). Participant’s invested account balances and future contributions were automatically allocated to the new CIT options, unless participants elected to change their investment elections prior to the effective date of the fund change.
Effective April 1, 2020, the HMEC Common Stock fund was frozen for future contributions and inter-fund transfers, but existing amounts invested in the HMEC Common Stock fund as of March 31, 2020 could remain invested. Dividends and proceeds from HMEC Common Stock within the HMEC Common Stock fund are no longer invested in HMEC Common Stock. No future Form 11-Ks will be filed concerning the Plan.
The Company’s employees become eligible to participate in the Plan upon their date of hire.

4

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
(b) Contributions and Vesting
The Company provides an employer non-elective (safe harbor) contribution on behalf of all eligible participants. The contribution is equal to 3% of participants’ eligible compensation for the Plan year. Effective March 15, 2019, Roth contributions were made available to Plan participants. Participants can make Roth after-tax contributions to the Plan in addition to (or in place of) pre-tax contributions. Roth contributions are not subject to tax at the time of withdrawal provided certain conditions are met. The Plan may be amended to reduce or suspend the non-elective safe harbor contribution, with at least a 30 day notice of the reduction or suspension to all eligible participants. The Company matches, on a dollar-for-dollar basis, the first 5% of eligible compensation that participants contribute as employee pre-tax and after-tax contributions, in addition to the automatic 3% safe harbor contribution.
During 2020, all new employees were subject to the Plan’s “auto-enrollment” rate provision which provided for an automatic employee deferral of 3% of their eligible compensation. The auto-enrollment rate was 3% in 2020 and 2019, respectively. However, new hires or other participants could elect to decrease or stop their contributions at any time by filing an election with the Plan.
Participants can voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits). The Company may also make employer regular profit sharing contributions to the Plan. The amount of the employer regular profit sharing contributions, if any, is determined by the Company each year and allocated to all participants who satisfy the eligibility and allocation requirements of the Plan. There were no employer regular profit sharing contributions during 2020.
Employee contributions and employer non-elective (safe harbor) contributions are 100% vested immediately. Employer matching contributions and employer regular profit sharing contributions vest in accordance with the following schedule:

Vesting
Years of Vesting Service	Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Contributions are self-directed by the participant to any or all of the Plan’s investment options. If a participant does not designate an investment option, their contributions default to an appropriate Target Retirement Fund (as listed in the accompanying Supplemental Schedule) based on the participant’s attained age at the time of the deferral.
The total pretax participant contributions were limited to $19,500 in 2020. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code (Code). Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $6,500 in 2020.
(c) Participant Accounts and Benefits
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. Allocations

5

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
are based on account balances or specific participant transactions as defined. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account.
(d) Trust Agreement
Except for participant loans, 100% of the Plan’s assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. (Northern Trust) as of December 31, 2020 and 2019, respectively. The assets of the Plan are participant-directed investments in mutual funds, collective investment trusts, and HMEC Common Stock at December 31, 2020.
(e) Transfers, Withdrawals, and Final Distributions
Except for the Horace Mann Common Stock fund, participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis. An administration fee is deducted from the participant’s withdrawal proceeds.
Participants are eligible for a distribution of after-tax and rollover contributions at any time. Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company. In the event of financial hardship, as defined in the Plan document, participants may withdraw money from their accounts while they are still employed. Account assets available for hardship withdrawals include vested elective and non-elective contributions, along with the associated earnings on all sources. Participants will still be allowed to contribute to the Plan after taking a hardship withdrawal. Participants who have attained age 59 ½ may request a distribution of all or a portion of the value of their account balance. Withdrawals by the participant before attaining age 59 ½ are subject to Internal Revenue Service (IRS) penalties.
Participants that die during a period of qualified military service (as defined in Code Section 414(u)), become fully vested and the participant’s survivors are entitled to any additional benefits (other than contributions relating to the period of qualified military service, but including vested service credit for such period and ancillary life insurance or other survivor benefits) that would have been provided under the Plan had the participant resumed employment on the day preceding the participant’s death and then terminated employment on account of death.
(f) Forfeitures
Participants’ forfeited unvested accounts are used to pay Plan administrative expenses, reinstate accrued benefits, and to reduce Company contributions. At December 31, 2020 and 2019, forfeited unvested accounts available to reduce future Company contributions were $27,972 and $33,538, respectively. In 2020 and 2019, the Company applied $375,084 and $363,456 of forfeitures, respectively, against Company contributions and administrative expenses.
(g) Notes Receivable from Participants
Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Effective January 1, 2019 the Plan began allowing only one outstanding loan at any time. Participants that currently had two loans outstanding prior to January 1, 2019 can continue to make loan payments through payroll deductions on both loans until they are paid off. Both loans will need to be paid off before taking a new loan. A loan administrative fee is deducted from the participant’s loan proceeds. Interest rates charged on loans ranged from 3.67% to 9.25% at both 2020 and 2019, respectively. The loans are secured by the balance in the participant’s account and are carried at amortized cost. Principal and interest is paid ratably through monthly payroll deductions. Participants may also make additional payments throughout

6

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
the month directly to the recordkeeper. No allowance for credit losses has been recorded by the Plan as of December 31, 2020 or 2019.
(h) Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a Plan termination, participants become fully vested in their accounts.
(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.
Investments held by a defined contribution plan are required to be reported at fair value.
(b) Investment Valuation and Income Recognition
The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held are valued at the accumulated unit value based on the net asset value of the funds, which in turn value their investment securities at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.
(c) Short-term Investments
Short-term investments are comprised of money market funds. The money market funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV) and to transact at that price.
(d) Net Appreciation in Fair Value of Investments
In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments which consists of realized gains or losses and unrealized appreciation on those investments.
(e) Plan Expenses
The Plan pays administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.
Quarterly general administrative fees are charged to participant accounts with balances over $1,000. Individual service fees associated with specific features or services offered under the Plan are charged separately to participants’ accounts.

7

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
(f) Benefits Paid to Participants
Benefits paid to participants in cash are recorded when paid. Common stock distributions to participants are recorded at fair value when distributed.
(g) Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
(h) Risks and Uncertainties
The Plan provides for investments in collective trust funds, mutual funds, and HMEC common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
(i) Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$228,578,266	$206,075,358
Amounts allocated to deemed distributed loans	(32,472)	(27,278)
Net assets available for benefits per the Form 5500	$228,545,794	$206,048,080
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2020 to the Form 5500:

Benefits paid to participants in cash	$24,420,843
Common stock distributed to participants at fair value	47,601
Total benefits paid to participants per the financial statements	24,468,444
Add: amounts allocated to deemed distributed loans at December 31, 2020	32,472
Less: amounts allocated to deemed distributed loans at December 31, 2019	(27,278)
Benefits paid to participants per the Form 5500	$24,473,638
(j) Subsequent Events
The Plan has evaluated subsequent events through June 25, 2021, the date the financial statements were available to be issued. There were no material subsequent events.

8

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
(3) Investments
(a) Common Collective Trust Funds
The Plan’s investments in common collective trust fund units of ownership are based on the Plan’s dollar amount invested as a multiple of the collective trusts’ net asset value (NAV). Investments are carried at fair value. The fair value of investments is based upon the NAVs of the underlying securities and allocated on a pro rata basis based on units in the collective trust. Management’s estimate of the fair value of these investments is based on estimates provided by the Trustee. The investments of the underlying collective trust funds, which were valued at fair value, included stable value investment contracts, fixed income instruments, money market instruments, common stock, and depositary receipts. There are no restrictions on redemptions.
(b) Mutual Funds
The Plan’s investments in mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds of the Plan are deemed to be actively traded. There are no restrictions on redemptions.
(c) HMEC Common Stock
The Plan’s HMEC Common Stock fund at December 31, 2020 and 2019 consisted of 59,089 units and 100,258 units, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. See Note (1)(a) for further information regarding freezing future contributions to the HMEC Common Stock fund effective April 1, 2020.
(4) Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are:
Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2
Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include fixed maturity securities with quoted prices that are traded less frequently than exchange-traded instruments.
Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value

9

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Transfers into or out of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined. There were no transfers into or out of Level 3 in either 2020 or 2019, respectively.
Common stocks are valued as Level 1 assets and are valued at the last reported sales price or closing price by the national securities exchange on which it trades.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$2,484,101	$—	$—	$2,484,101
Collective investment trust funds	—	196,820,291	—	196,820,291
Mutual funds	26,219,465	—	—	26,219,465
COLTV Short Term Investment Fund	152,951	—	—	152,951
Total investments, at fair value	$28,856,517	$196,820,291	$—	$225,676,808

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$4,377,285	$—	$—	$4,377,285
Collective investment trust funds	—	48,917,491	—	48,917,491
Mutual funds	149,511,521	—	—	149,511,521
COLTV Short Term Investment Fund	176,631	—	—	176,631
Total investments, at fair value	$154,065,437	$48,917,491	$—	$202,982,928

(5) Income Tax Status
The Plan has received a determination letter from the IRS dated December 13, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan Administrator believes the Plan is no longer subject to income tax examination for years prior to 2017.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10

Horace Mann 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
(6)    Related Party Transactions
Through March 31, 2020, Plan participants could make contributions to invest in the Horace Mann Common Stock fund. Future contributions to the HMEC Common Stock fund were frozen effective April 1, 2020.
The Company provides staffing, building space, and supplies at no cost to the Plan.

11

Supplemental Schedule

Horace Mann 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
EIN: 37-0972590
Plan: 004

Number of Shares or Units	Description of Asset	Current Value
	Collective investment trust funds:
34,574,340	Goldman Sachs Stable Value Fund Collective Trust Institutional II	$34,574,340
1,714,323	State Street S&P 500 Index SL Class II	26,678,299
1,310,653	State Street Target Retirement 2025 SL Class VI	18,062,103
1,210,163	State Street Target Retirement 2035 SL Class VI	17,628,451
1,210,782	State Street Target Retirement 2030 SL Class VI	17,344,457
685,630	WTC CIF II SMID Cap Research Equity Series I	14,062,265
771,317	State Street Retirement 2045 SL Class VI	11,505,741
726,951	State Street Target Russell Small/Mid Cap Index SL Class II	10,870,102
682,415	State Street Target Retirement 2040 SL Class VI	10,067,662
587,048	State Street Target Retirement 2020 SL Class VI	7,623,401
426,125	State Street Target Retirement 2050 SL Class VI	6,391,879
317,946	State Street Target Retirement 2055 SL Class VI	4,767,603
404,229	State Street U.S. Bond Index SL Class XIV	4,754,946
297,021	State Street Global All Cap Ex-USA Index SL Class II	3,745,433
264,294	State Street Target Retirement Income SL Class VI	3,291,522
16,375	Prudential Core Plus Bond Fund Class 5	3,219,426
146,899	State Street Target Retirement 2060 SL Class VI	2,202,751
2,053	State Street Target Retirement 2065 SL Class VI	29,910
	Total collective investment trust funds	196,820,291
	Mutual funds:
1,162,066	JP Morgan U.S. Equity R6	22,241,941
187,150	Transamerica International Equity R6	3,656,909
36,228	PIMCO Inflation Response Multi-Asset Fund Institutional	320,615
	Total mutual funds	26,219,465
152,951	COLTV Short Term Investment Fund	152,951
59,089	Horace Mann Educators Corporation Common Stock*	2,484,101
	Total investments	$225,676,808

	Participant Loans (460 loans, interest rates ranging from 3.67% to 9.25%, maturing January 1, 2021 to October 11, 2047)	$2,717,302
    *Represents a party-in-interest.
    All investments are participant-directed; therefore, historical cost information is not required.

    See accompanying report of independent registered accounting firm.

11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann 401(k) Plan has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2021		HORACE MANN 401(k) PLAN

	By:	/s/ Kimberly A. Johnson
Name: Kimberly A. Johnson
Title: Senior Vice President and Controller
(Principal Accounting Officer)

12

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement (No. 333-98917) on Form S-8 of our report dated June 25, 2021, with respect to the financial statements and supplemental schedule of Horace Mann 401(k) Plan.

/s/ KPMG LLP
KPMG LLP
Chicago, Illinois
June 25, 2021

13